

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-67845

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Distributors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Kilbourn Avenue, Suite 200
(No. and street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Senior Vice President **(414) 765-8195**
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

303 East Wacker Drive	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
03 REGISTRATIONS BRANCH

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Distributors LLC

111 East Kilbourn Avenue, Suite 200
Milwaukee, WI 53202-6672
414 765-7969 Phone
800 472-0060 Toll Free

February 28, 2012

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW - Mail Stop 5-1
Washington DC 20549

RE: M&I Distributors LLC
CRD #146711

Gentlemen:

Enclosed please find the required number of copies of our Annual Audited Financial Statements for the year ended December 31, 2011.

For the year ended December 31, 2011, M&I Distributors LLC claims an exclusion from SIPC membership as a broker-dealer whose business is limited exclusively to the distribution of shares of registered open end investment companies. As such included herewith is a copy of our SIPC-3 Form submitted on January 18, 2012.

Should you have any questions or require additional information, please call me at 414/765-8195.

Sincerely,

William J. Crain Jr.
Senior Vice President

Enclosure(s)


BMO
A part of BMO Financial Group

OATH OR AFFIRMATION

I, William J. Crain Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&I Distributors LLC as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Name William J. Crain Jr.
Title Senior Vice President



Notary Public


NOTARY PUBLIC
DEBORAH A. SANDERS
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Supplemental Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



M&I DISTRIBUTORS LLC

(A wholly owned subsidiary of BMO Financial Corporation)

(SEC I.D. 8-67845)

Financial Statements and Supplemental Schedules

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
M&I Distributors LLC:

We have audited the accompanying statement of financial condition of M&I Distributors LLC (the Company) as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&I Distributors LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in G and H and required by Rule 17a-5 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2012

M&I DISTRIBUTORS LLC
(A wholly owned subsidiary of BMO Financial Corporation)
(SEC I.D. 8-67845)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	278,387
Receivable from affiliates		24,000
Prepaid expenses		17,362
Total	$	319,749
Liabilities and Member's Capital		
Current taxes payable	$	26,079
Member's capital		293,670
Total	$	319,749

See accompanying notes to financial statements.

M&I DISTRIBUTORS LLC
(A wholly owned subsidiary of BMO Financial Corporation)
(SEC I.D. 8-67845)

Statement of Income

Year ended December 31, 2011

Revenue:		
Service fees from affiliate	$	278,263
Interest		21
Total revenue		278,284
Expenses:		
Management service fees to affiliate		120,000
Legal fees		43,088
Payments to regulatory agencies		17,573
Total expenses		180,661
Income before income tax expense		97,623
Income tax expense		35,589
Net income	$	62,034

See accompanying notes to financial statements.

M&I DISTRIBUTORS LLC
(A wholly owned subsidiary of BMO Financial Corporation)
(SEC I.D. 8-67845)

Statement of Changes in Member's Capital

Year ended December 31, 2011

		Paid-in capital	Retained earnings	Total
Balance – December 31, 2010	$	110,000	121,636	231,636
Net income		—	62,034	62,034
Balance – December 31, 2011	$	110,000	183,670	293,670

See accompanying notes to financial statements.

M&I DISTRIBUTORS LLC
(A wholly owned subsidiary of BMO Financial Corporation)
(SEC I.D. 8-67845)

Statement of Cash Flows

Year ended December 31, 2011

Cash flow from operating activities:		
Net income	$	62,034
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivable from affiliate		1,953
Decrease in prepaid expenses		972
Increase in current taxes payable		26,079
Net increase in cash and cash equivalents		91,038
Cash and cash equivalents:		
Beginning of year		187,349
End of year	$	278,387
Supplemental disclosure of cash flows information:		
Income taxes paid during year	$	8,017

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

M&I Distributors LLC (the Company) is a wholly owned subsidiary of BMO Financial Corp (BFC), a wholly owned subsidiary of Bank of Montreal (BMO) and was formed on October 4, 2007. The Company is organized as a Wisconsin limited liability company. On December 17, 2010, BMO announced its intention to acquire Marshall & Ilsley Corporation (M&I), prior parent of the Company. On July 5, 2011, BMO completed the acquisition of M&I thru BFC. At the closing of the transaction, the Company became a wholly owned subsidiary of BFC. The first capital contribution was made on December 19, 2007, from its sole member. The Company was registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulation Authority, Inc. (FINRA), effective July 2, 2008. It filed its first FOCUS report in September 2008 after receiving final FINRA approval and beginning operations.

The Company acts as a mutual fund distributor.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash equivalents include investments in money market mutual funds. As of December 31, 2011, $212,098 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund, which represents a concentration of credit risk. As of December 31, 2011, $66,289 was invested in BMO affiliated demand deposit accounts.

(d) Fair Value Measurement

The Company has adopted the *Fair Value Measurements and Disclosures* topic of the FASB Accounting Standards Codification. As of December 31, 2011, the Company's Money Market Mutual Fund is classified as Level 1, as this money market fund is a registered fund with a daily price quoted.

(e) Revenue Recognition

Service fees from affiliates include fees paid by M&I Trust Company N.A. to the Company for its distribution of the BMO Funds, as well as its review of advertising materials prepared by BMO regarding its mutual funds. Revenue is recorded as services are performed.

(Continued)

(f) Income Taxes

The Company is included in the consolidated income tax returns of M&I through July 5, 2011 and of BFC after July 5, 2011, which files its income tax returns in the U.S. and various state jurisdictions. M&I and BFC charges or credits the Company for its share of its consolidated income tax liability attributable to the Company's taxable income or loss as if the Company filed a separate income tax return. Deferred income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

(2) Transactions with Related Parties

The Company has management and services agreements that govern certain related party arrangements with BMO affiliates, whereby the Company receives revenue for acting as the distributor of the BMO Funds. In addition, the Company pays management services fee to M&I Financial Advisors, Inc. for program management. In 2011, the Company recorded the following transactions with BMO affiliates:

	Revenue (expense)
Service fees	$ 278,263
Management service fees	(120,000)

These transactions may not be reflective of those that would have been incurred between unrelated parties.

(3) Net Capital and Other Requirements

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) of the SEC that requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2011, the Company's aggregate indebtedness was $26,079, and net capital, as defined, was $248,066, which was in excess of the required net capital of $5,000.

The Company is exempt from the requirements of Rule 15c3-3 of the SEC, the customer protection rule, under subparagraph (k)(1).

(4) Income Taxes

The Company is included in the consolidated income tax returns of M&I through July 5, 2011 and of BFC after July 5, 2011, which files its income tax returns in the U.S. and various state jurisdictions. With limited exceptions, M&I is no longer subject to examinations by federal taxing authorities for taxable years before 2009 and state taxing authorities for taxable years before 2007.

During the year ended December 31, 2011, there were no unrecognized tax benefits. The Company does not anticipate that within twelve months of December 31, 2011, the total amount of unrecognized tax benefits will significantly increase due to any separate tax position.

(Continued)

The Company recognizes accrued interest related to unrecognized tax benefits and penalties as income tax expense.

As of December 31, 2011, the Company had no deferred taxes.

The current income tax provision for the year ended December 31, 2011 is as follows:

Current:		
Federal	$	33,049
State		2,540
Total provision for taxes	$	35,589

(5) Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure resulting from subsequent events through February 28, 2012, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

M&I DISTRIBUTORS LLC
(A wholly owned subsidiary of BMO Financial Corporation)
(SEC I.D. 8-67845)

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2011

Member's capital	$	293,670
Nonallowable assets:		
Receivables from affiliates		24,000
Other nonallowable assets		17,362
Total nonallowable assets		41,362
Net capital before securities haircuts		252,308
Haircuts on securities		4,242
Net capital	$	248,066
Minimum net capital required (6 2/3% of aggregate Indebtedness)	$	1,739
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		243,066
Excess net capital at 1000%		242,066
Total aggregate indebtedness		26,079
Percentage of aggregate indebtedness to net capital		11%

The amount of net capital in this Schedule G is in agreement in all material respects with the unaudited Focus Report, Part IIA FORM X-17A-5, filed by the Company on January 19, 2012.

See accompanying independent auditors' report.

Schedule H

M&I DISTRIBUTORS LLC
(A wholly owned subsidiary of BMO Financial Corporation)
(SEC I.D. 8-67845)

Exemptive Provision under Rule 15c3-3

December 31, 2011

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(1).



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
M&I Distributors LLC:

In planning and performing our audit of the financial statements of M&I Distributors LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012